UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

KONTRON MOBILE COMPUTING, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

KAC ACQUISITION CORP.

KONTRON AG

(NAMES OF FILING PERSONS (OFFERORS))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

31659P-10-3

(CUSIP NUMBER OF CLASS OF SECURITIES)

HANNES NIEDERHAUSER

CHAIRMAN OF THE BOARD

KONTRON AG

OSKAR-VON-MILLER-STRASSE 1

D-85386 ECHING, GERMANY

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

NORMAN L. SMITH, ESQ.

SOLOMON WARD SEIDENWURM & SMITH, LLP

401 B STREET, SUITE 1200

SAN DIEGO, CA 92101

(619) 231-0303

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$6,199,711	$760.20

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 11,272,202 shares of common stock, par value $0.001 per share (the “Shares”), of Kontron Mobile Computing, Inc., at a purchase price of $0.55 per Share, net to the seller in cash. Such number of Shares is based on information received from Kontron Mobile Computing, Inc. and assumes (i) 7,258,434 Shares outstanding (excluding Shares already held by Kontron AG) as of May 3, 2004 and (ii) exercise of 4,013,768 outstanding options and warrants that are exercisable as of June 15, 2004 and may be exercised prior to the expiration of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 of 2004 issued by the Securities and Exchange Commission on January 26, 2004.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    $760.20    FILING PARTY:    Kontron AG

FORM:    Schedule TO-T and TO-T/A    DATE FILED:    June 15, 2004 and July 9, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☒ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed by Kontron AG, a German corporation (“Kontron AG”) and KAC Acquisition Corp., a Minnesota corporation and wholly-owned subsidiary of Kontron AG (“KAC Acquisition”), with the Securities and Exchange Commission dated June 15, 2004, as amended by Schedule TO Amendment No. 1 dated June 18, 2004, Schedule TO Amendment No. 2 dated July 9, 2004 and Schedule TO Amendment No. 3 dated July 15, 2004 (the “Schedule TO”). The Schedule TO relates to the offer by KAC Acquisition to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Kontron Mobile Computing, Inc., a Minnesota corporation (“Kontron Mobile”), at $0.55 per Share, net to the seller in cash, not held by Kontron AG, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2004, as amended (the “Offer to Purchase”), and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Capitalized terms used but not defined herein shall have the meaning set forth in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented as set forth below.

Kontron AG and KAC Acquisition have extended the expiration date of the Offer by ten business days to 5:00 p.m. New York City time on August 6, 2004 (the “Expiration Date”). Based on preliminary information provided by American Stock Transfer & Trust Company, the Depository, approximately 4,507,703 shares, which represent approximately 87% of the voting securities of Kontron Mobile, have been tendered in the Offer as of 5:00 p.m. New York City time on July 23, 2004.

The extension is intended to allow Kontron AG and KAC Acquisition additional time to acquire a sufficient number of shares so that after the Offer they own at least 90% of the voting securities of Kontron Mobile (the “Minimum Condition”). If sufficient shares to meet the Minimum Condition are not tendered by the Expiration Date, Kontron AG and KAC Acquisition intend to terminate the Offer and not accept any of the tendered Shares. A copy of Kontron AG’s press release announcing the extension is attached as Exhibit (a)(1)(x).

ITEM 12. EXHIBITS

Item 12 of Schedule TO is hereby supplemented by including the following:

(a)(1)(x) Text of Press Release issued by Kontron AG on July 23, 2004.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KONTRON AG

By:	/S/ HANNES NIEDERHAUSER
Name: Hannes Niederhauser
Title: Chief Executive Officer

KAC ACQUISITION CORP.

By:	/S/ CHARLES NEWCOMB
Name: Charles Newcomb
Title: Secretary

Dated: July 26, 2004

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